EXHIBIT (99.17)
---------------



AT THE TRUST:      AT THE FINANCIAL RELATIONS BOARD:

Karen Dickelman    Tony Ebersole      Laura Kuhlmann    Georganne Palffy
Director -         General Info.      Media Inquiries   Analyst Inquiries
Investor
Relations
312 683-5671       312 640-6727       312 640-6727      312 640-6768




FOR IMMEDIATE RELEASE
TUESDAY, OCTOBER 6, 1998




           BANYAN STRATEGIC REALTY TRUST DECLARES THIRD QUARTER 1998
                               CASH DISTRIBUTION



CHICAGO, OCTOBER 6, 1998 -- Banyan Strategic Realty Trust (Nasdaq: BSRTS) today declared a quarterly cash distribution of $0.12 per share for the third quarter ended September 30, 1998. The distribution is payable November 20, 1998 to shareholders of record as of October 20, 1998.

Banyan Strategic Realty Trust is an equity real estate investment trust
(REIT) with a portfolio that includes primarily flex/industrial and suburban office buildings, as well as retail and residential properties. The Trust's current portfolio includes 32 properties totaling 3.7 million net rentable square feet and 864 apartment units. The Trust currently has 13,348,831 shares of beneficial interest outstanding.




                 See Banyan's website at http://banyanreit.com
                       for complete company information.




       For further information regarding Banyan free of charge via fax, dial 1-800-PRO-INFO and enter "BSRTS".








                                   -- END --